SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                               SCHEDULE 13G
                              (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                           PURSUANT TO 13d-2(b)
                           (Amendment No. 1)(1)

                           CAMBRIDGE HEART, INC.
                    ----------------------------------
                             (Name of Issuer)

                  Common Stock, par value $.001 per share
                    ----------------------------------
                      (Title of Class of Securities)

                                 131910101
                              --------------
                              (CUSIP Number)


                               ------------






------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 0131910101                  13G                    Page 2 of 9 Pages
--------------------                                         -----------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Morgan Stanley, Dean Witter, Discover & Co.
            36-3145972

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                                       5   SOLE VOTING POWER

                                           - 0 -

                                       6   SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON             - 0 -
             WITH:
                                       7   SOLE DISPOSITIVE POWER

                                           - 0 -

                                       8   SHARED DISPOSITIVE POWER

                                           - 0 -

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    - 0 -

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    - 0 -

12  TYPE OF REPORTING PERSON*

    CO

                   *SEE INSTRUCTION BEFORE FILLING OUT!


CUSIP No. 131910101                   13G                    Page 3 of 9 Pages
-------------------                                          -----------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Morgan Stanley Venture Capital II, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

                                       5   SOLE VOTING POWER

                                           - 0 -

                                       6   SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON             - 0 -
             WITH:
                                       7   SOLE DISPOSITIVE POWER

                                           - 0 -

                                       8   SHARED DISPOSITIVE POWER

                                           - 0 -

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    - 0 -

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    - 0 -

12  TYPE OF REPORTING PERSON*

    CO

                   *SEE INSTRUCTION BEFORE FILLING OUT!


CUSIP No. 131910101                   13G                    Page 4 of 9 Pages
-------------------                                          -----------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Morgan Stanley Venture Partners II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

                                       5   SOLE VOTING POWER

                                           - 0 -

                                       6   SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON             - 0 -
             WITH:
                                       7   SOLE DISPOSITIVE POWER

                                           - 0 -

                                       8   SHARED DISPOSITIVE POWER

                                           - 0 -

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    - 0 -

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    - 0 -

12  TYPE OF REPORTING PERSON*

    PN

                   *SEE INSTRUCTION BEFORE FILLING OUT!


CUSIP No. 131910101                   13G                    Page 5 of 9 Pages
-------------------                                          -----------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Morgan Stanley Venture Capital Fund II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

                                       5   SOLE VOTING POWER

                                           - 0 -

                                       6   SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON             - 0 -
             WITH:
                                       7   SOLE DISPOSITIVE POWER

                                           - 0 -

                                       8   SHARED DISPOSITIVE POWER

                                           - 0 -

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    - 0 -

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                        [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    - 0 -

12  TYPE OF REPORTING PERSON*

           PN

                   *SEE INSTRUCTION BEFORE FILLING OUT!


Item 1(a). Name of Issuer:

           Cambridge Heart, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           1 Oak Park Drive
           Bedford, MA 01730

Item 2(a). Name of Person Filing:

           Morgan Stanley, Dean Witter, Discover & Co. ("Morgan Stanley")

           Morgan Stanley Venture Capital II, Inc. ("MSVC")

           Morgan Stanley Venture Partners II, L.P.  ("Partners")

           Morgan Stanley Venture Capital Fund II, L.P. ("Venture Fund")

Item 2(b). Address of Principal Business Office or, if None, Residence:

           The address of the principal business and principal office of each of the Venture Fund, Partners, MSVC and Morgan Stanley is 1221 Avenue of the Americas, New York, New York 10020.

Item 2(c). Citizenship:

           The citizenship of the Venture Fund, Partners, MSVC and Morgan Stanley is Delaware.

Item 2(d). Title of Class of Securities:

           Common Stock, par value $.001 per share.

Item 2(e). CUSIP Number:

           131910101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a)   [ ]   Broker or dealer registered under Section 15 of the
                       Act,

           (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act,

           (c)   [ ]   Insurance Company as defined in Section 3(a)(19) of
                       the Act,

           (d)   [ ]   Investment Company registered under Section 8 of the
                       Investment Company Act,

           (e)   [ ]   Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940,

           (f)   [ ]   Employee Benefit Plan, Pension Plan, Pension Fund
                       which is subject to the provisions of the Employee
                       Retirement Income Security Act of 1974 or Endowment
                       Fund; see 13d-1(b)(1)(ii)(F),

           (g)   [ ]   Parent Holding Company, in accordance Rule
                       13d-1(b)(1)(ii)(G); see Item 7,

           (h)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.    Ownership.  (a) Amount Beneficially Owned:

      Venture Fund did not have beneficial ownership of any shares of Common Stock as of December 31, 1997. Venture Fund, Morgan Stanley Venture Investors, L.P., and Morgan Stanley Venture Capital Fund II, C.V. (the "Funds") previously owned Common Stock but have ceased to own any Common Stock. Partners, as the general partner of each Fund, controls the actions of each Fund. MSVC, as general partner of Partners, controls the actions of Partners. Morgan Stanley, as the sole shareholder of MSVC, controls the actions of MSVC. Because the Funds have ceased to own any Common Stock, none of Partners, MSVC and Morgan Stanley may be deemed to have beneficial ownership of any shares of Common Stock.

           (b)   Percent of Class:

                 Morgan Stanley                      0.0%
                 MSVC                                0.0%
                 Partners                            0.0%
                 Fund                                0.0%

           (c)   Number of shares as to which such person has:


                                  (i)                 (ii)                 (iii)                 (iv)
                             Sole power to        Shared power         Sole power to         Shared power
                              vote or to          to vote or to        dispose or to      to dispose or to
                            direct the vote      direct the vote         direct the           direct the
                                                                       disposition of      disposition of
                            ------------------------------------------------------------------------------
Morgan Stanley                   - 0 -                - 0 -                - 0 -                - 0 -
MSVC                             - 0 -                - 0 -                - 0 -                - 0 -
Partners                         - 0 -                - 0 -                - 0 -                - 0 -
Fund                             - 0 -                - 0 -                - 0 -                - 0 -

Item 5.    Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           N/A

Item 8.    Identification and Classification of Members of the Group.

           N/A

Item 9.    Notice of Dissolution of the Group.

           N/A

Item 10.   Certification.

           N/A

                                 SIGNATURE
                                 ---------

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 17, 1998


                                          Morgan Stanley Venture Capital
                                           Fund II, L.P.

                                          By: /s/ Peter R. Vogelsang
                                              -------------------------------
                                               Name: Peter R. Vogelsang
                                               Title: Secretary

                                          Morgan Stanley Venture
                                           Partners II, L.P.

                                          By: /s/ Peter R. Vogelsang
                                              -------------------------------
                                               Name: Peter R. Vogelsang
                                               Title: Secretary

                                          Morgan Stanley Venture Capital II,
                                           Inc.

                                          By: /s/ Peter R. Vogelsang
                                              -------------------------------
                                               Name: Peter R. Vogelsang
                                               Title: Secretary

                                          Morgan Stanley, Dean Witter,
                                           Discover & Co.

                                          By: /s/ Peter R. Vogelsang
                                              -------------------------------
                                               Name: Peter R. Vogelsang
                                               Title: Secretary


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 10001).